March 21, 2006

Via EDGAR and Facsimile

Securities and Exchange Commission

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549

Attn:	H. Roger Schwall
Donna Levy
Mail Stop 7010

Re:	Bronco Drilling Company, Inc.
Registration Statement on Form S-1, File No. 333-131420

Dear Mr. Schwall and Ms. Levy:

In connection with the above referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby join in the request of Bronco Drilling Company, Inc. that the effective date of the Registration Statement be accelerated so that it becomes effective at 5:00 p.m. Washington, D.C. time on Thursday, March 23, 2006, or as soon thereafter as practicable.

Very truly yours, JEFFERIES & COMPANY, INC. JOHNSON RICE & COMPANY L.L.C. As Representatives of the Several Underwriters

By:	Jefferies & Company, Inc.

By:	/s/ Tim Monfort
Tim Monfort, Managing Director